UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GAIAM, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36268Q103	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,266,245
9. Sole Dispositive Power
10. Shared Dispositive Power 1,266,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36268Q103	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,266,245
9. Sole Dispositive Power
10. Shared Dispositive Power 1,266,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36268Q103	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,266,245
9. Sole Dispositive Power
10. Shared Dispositive Power 1,266,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36268Q103	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,266,245
8. Shared Voting Power
9. Sole Dispositive Power 1,266,245
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36268Q103	13D	Page 6 of 12 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,266,245
8. Shared Voting Power
9. Sole Dispositive Power 1,266,245
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,266,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268Q103	Page 7 of 12 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Class A Common Stock, par value $.0001 per share (the “Common Stock”), of GAIAM, Inc., a Colorado corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 833 W. South Boulder Road, Louisville, Colorado 80027.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Goldman and Scharfman (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. By virtue of their positions, each of the Managers has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company, which provides advisory and administrative services to the GP and is located at Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 1,266,245 shares of Common Stock for $4,057,994.67 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

CUSIP No. 36268Q103	Page 8 of 12 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No. 36268Q103	Page 9 of 12 Pages

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Persons beneficially own, as of April 6, 2009, 1,266,245 shares of the Common Stock, representing approximately 6.8% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of April 6, 2009, 1,266,245 shares of the Common Stock, representing approximately 6.8% of such class of securities. These percentages of beneficial ownership are based on a total of 18,541,201 shares of the Common Stock outstanding as of March 9, 2009, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2008.

(b) By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from February 5, 2009 (the date 60 days prior to the event which requires the filing of this statement) to April 6, 2009:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
3/3/2009	53,000	$2.5571
4/6/2009	906,300	3.0000

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 36268Q103	Page 10 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of April 7, 2009.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated April 7, 2009.

Exhibit 3	Confirming Statement of Charles M. B. Goldman dated April 7, 2009.

Exhibit 4	Confirming Statement of Scott P. Scharfman dated April 7, 2009.

[signature pages follow]

CUSIP No. 36268Q103	Page 11 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 7, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

CUSIP No. 36268Q103	Page 12 of 12 Pages

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman